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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                                  May 2004

Commission File Number:                                                                                                                                                   000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Notice of Annual General Meeting

2.  Information Circular

3.  Proxy

4.  Annual Return Card

5. BC Form 51-901F, Quarterly and Yearend Report, Schedule A

6. BC Form 51-901F, Quarterly and Yearend Report, Schedule B &C

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

ALAMOS GOLD INC.
#1503 – 100 Yonge Street
Toronto, Ontario  M5C 1T4

(416) 368-9932

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of Alamos Gold Inc. (hereinafter called the "Company") will be held at the TSX Broadcast & Conference Center, located at the street level of The Exchange Tower, 130 King St. West, Toronto, Ontario, on Monday, the 21st day of June, 2004 at the hour of 4:30 p.m. (local time), for the following purposes:

1.

To receive the report of the Directors to shareholders;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein;

3.

To appoint Auditors and to authorize the Directors to fix their remuneration;

4.

To determine the number of directors at five;

5.

To elect five directors, and to fix their terms of office;

6.

To consider and, if thought fit, to approve,  the replacement of the Company’s existing memorandum and articles with a new notice of articles (“Notice of Articles”) and articles (“Articles”) and to adopt the Notice of Articles and Articles;

7.

To consider and, if thought fit, to approve the Company’s 2004 amended incentive stock option plan (the “Amended Plan”) providing for the grant and issuance of incentive stock options to purchase up to a maximum of 20% of the issued and outstanding common shares of the Company as at the date of shareholder approval, in accordance with the Amended Plan and applicable regulatory rules and policies, all as more particularly described in and subject to the restrictions described in the accompanying Information Circular; and

8.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's New Articles, Notice of Alteration of the Notice of Articles, 2003 Annual Report (containing  the Company’ audited consolidated financial statements for the fiscal year ended December 31, 2003), including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy, Annual Return Form and a copy of the Amended Plan (referred to in item 7 above).  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 12th day of May, 2004.

BY ORDER OF THE BOARD

“John A. McCluskey”

President and Chief Executive Officer

ALAMOS GOLD INC.
#1503 – 100 Yonge Street
Toronto, Ontario
M5C 1T4

INFORMATION CIRCULAR

(Containing information as at May 12, 2004)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company”) for use at the Annual and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Monday, June 21, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are John A. McCluskey, President and Chief Executive Officer, and Jon Morda, Chief Financial Officer of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or is delivered to the Chairman of the meeting prior to the commencement of the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1L2, any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

Voting Shares And Principal Holders Thereof

Authorized Capital:  1,000,000,000 common shares without par value

Issued and Outstanding: 61,725,903 common shares without par value as of May 12, 2004

Only shareholders of record at the close of business on May 12, 2004 (the “Record Date”), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.  As used herein, the term “Shareholder” refers only to registered holders of Common Shares of the Company.

On a show of hands, every individual who is present as a Shareholder or as a representative of a corporate Shareholder will have one vote (no matter how many shares such Shareholder holds).  On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of a corporate Shareholder, will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and at the Meeting.  Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Advice To Beneficial Shareholders

Only Shareholders, or proxyholders duly appointed by Shareholders, are permitted to vote at the Meeting.  Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders registered on the Record Date can be recognized and voted at the Meeting.  If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Shareholder.  Such common shares will more likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Shareholders.  However, its purpose is limited to instructing the Shareholder which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services (“IICC/ADP”).  IICC/ADP typically uses a specific voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP.  IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients.  A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting - the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.  It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

Election Of Directors

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director(2)	Number of Shares(3)
JOHN A. MCCLUSKEY(4) President and Chief Executive Officer and Director Canada

Chief Executive Officer of the Company since 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice-President, Finance, and director of Inca Pacific Resources from 1995 to 2002.

		Since February 21, 2003	873,809(7)
RICHARD W. HUGHES(4)(6) Director Canada	President of Hastings Management Corp. from 1994 to present.	Since February 21, 2003	42,517
JAMES M. MCDONALD(4)(6) Director Canada	President of Makwa Exploration Ltd., a private company owned by Mr. McDonald, from 1991 to present.	Since February 21, 2003	468,496(5)
LEONARD HARRIS Director United States	Consultant and a director of several mining companies since 1994 to present. Previously, Vice President and General Manager, Newmont, Latin America and President and General Manager, Newmont Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	10,000
ALAN RICHARD HILL Director Canada	President of ARH Mining Consultants Inc. from September 2003 to present; Executive Vice President Development of Barrick Gold Corporation from 1998 to September 2003.	Since April 28, 2004	Nil

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

February 21, 2003 was the effective date of the amalgamation of Alamos Minerals Ltd. and National Gold Corporation.

(3)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4)

Denotes member of Audit Committee.

(5)

Of this amount, 244,040 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 224,456 common shares are directly held by Mr. McDonald.

(6)

Denotes member of Compensation Committee.

(7)

Of this amount, 350,941 are held by Daniele McCluskey, Mr. McCluskey’s wife, 279,368 common shares are held by Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his wife, and a total of 243,500 common shares are held directly by Mr. McCluskey.

Statement Of Executive Compensation

Effective February 21, 2003 Alamos Minerals Ltd. (“Alamos”) and National Gold Corporation (“National”) (Alamos and National collectively referred to as the “Predecessor Companies”) amalgamated to form the Company.  Each shareholder of National received one share of the Company for each 2.352 shares held and each shareholder of Alamos received one share of the Company for each two shares held.  Outstanding stock options and warrants were converted on the same basis.  The annual and long-term compensation and bonus paid during the most recently completed financial periods to the Chief Executive Officer (“CEO”) and for each of the Predecessor Companies’ four most highly compensated executive officers during the fiscal year ended December 31, 2003 (other than the CEO) whose total salary and bonus exceeds Cdn.$100,000 (the “Named Executive Officers”), has been set out below.

The Company

The following tables set forth the compensation awarded, paid to or earned by the Named Executive Officers of the Company during the financial year ended December 31, 2003:

Summary Compensation Table for the Company

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compe-nsation ($) (i)
John A. McCluskey(3) President and Chief Executive Officer	2003(9)	Nil	Nil	$182,255(10)	150,000(5)/0 260,000(6)/0	N/A	N/A	Nil
Stephen R. Stine(7) Vice-President and Chief Operating Officer	2003(9)	Nil	Nil	$149,327(4)	200,000(8)/0	N/A	N/A	Nil

(1)

Fiscal year ended December 31st.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)

Vice-President of the Company from February 21, 2003 to June 26, 2003; Chief Executive Officer of the Company since February 21, 2003; and President of the Company since November 14, 2003.

(4)

This consulting fee of US$115,177 was paid in US dollars.  For the purpose of disclosure in this Information Circular, this amount was converted into Canadian dollars based on the exchange rate of Cdn.$1.2965 per US$1.00, which was the US dollar (close) rate on December 31, 2003 as quoted by the Bank of Canada.

(5)

These options were originally granted by Alamos on January 30, 2003 (300,000 options pre-amalgamation) with an exercise price of Cdn$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these options granted by Alamos were exchanged for 150,000 options of the Company at an increased exercise price of Cdn$0.76.

(6)

These options were granted on December 9, 2003 with an exercise price of Cdn$2.50 and an expiry date of December 9, 2008.

(7)

Vice-President of the Company from February 21, 2003 to June 26, 2003; director and Chief Operating Officer of the Company from February 21, 2003 to November 12, 2003.

(8)

These options were originally granted by Alamos on January 30, 2003 (400,000 options pre-amalgamation) with an exercise price of Cdn$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these options granted by Alamos were exchanged for 200,000 options of the Company at an increased exercise price of Cdn$0.76.  All of these options have been exercised in February 2004.

(9)

For the fiscal period January 1, 2003 to December 31, 2003.

(10)

Consulting fee. This amount was paid in Cdn dollars.

Alamos Minerals Ltd.

The following tables set forth the compensation awarded, paid to or earned by the Named Executive Officers of Alamos during the financial years ended December 31, 2002 and 2001:

Summary Compensation Table for Alamos Minerals Ltd.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)(1)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs granted (#)(2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compe-nsation ($) (i)
John A. McCluskey Chief Executive Officer(6)	2002 2001	Nil Nil	Nil Nil	US87,500(3) Nil	300,000(7)/0 500,000(4)(5)/0 0/0	N/A N/A	N/A N/A	Nil Nil

(1)

Fiscal years ended December 31st.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)

Consulting fees.

(4)

300,000 of these stock options were granted on June 3, 2002 (pre-amalgamation) at an exercise price of $0.58 and the remaining options were granted on July 22, 2002 at an exercise price of $0.50.

(5)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company on the basis of one option of the Company for each two options held.

(6)

Vice-President of the Company from February 21, 2003 to June 26, 2003; Chief Executive Officer of the Company since February 21, 2003; and President of the Company since November 14, 2003.

(7)

On February 21, 2003, these options were exchanged for 150,000 options of the Company at an increased exercise price of $0.76 and have an expiry date of January 30, 2008.

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Predecessor Companies or an affiliate, or the price of the Predecessor Companies’ shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.  The Predecessor Companies and the Company have not granted any LTIPs during the past fiscal year.

Options and Stock Appreciation Rights

Stock appreciation rights (“SARs”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares.  No SARs were granted to or exercised by the Named Executive Officers or directors of the Predecessor Companies and of the Company during the fiscal year ended December 31, 2003.

Option Grants in Last Fiscal Year

The following tables sets forth information concerning grants of stock options during the financial year ended December 31, 2003 to the Named Executive Officers of the Company, pursuant to the rules and policies of the TSX Venture Exchange:

Name	Securities Under Options/SAR’s Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security) (3)	Expiration Date
John A. McCluskey(8)	150,000(4) 260,000(6)	6.6% 11.5%	$0.76 $2.50	$1.03(5) $2.50	January 30, 2008 December 9, 2008
Stephen R. Stine(9)	200,000(7)	8.9%	$0.76	$1.03(5)	January 30, 2008

(1)

As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2)

Percentage of the total amount of options granted by the Predecessor Companies and by the Company during the last fiscal year, which amount was 2,260,983 options.

(3)

Market value of the Company’s shares on the date of grant.

(4)

These options were originally granted by Alamos on January 30, 2003 in the amount of 300,000 (pre-amalgamation) with an exercise price of Cdn$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these options granted by Alamos were exchanged for 150,000 options of the Company at an increased exercise price of Cdn$0.76.

(5)

The TSX Venture Exchange closing price of the Company’s common shares on February 21, 2003, the date when options granted by Alamos were exchanged for the options of the Company.

(6)

These options were granted on December 9, 2003.

(7)

These options were originally granted by Alamos on January 30, 2003 in the amount of 400,000 (pre-amalgamation) with an exercise price of Cdn$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these options granted by Alamos were exchanged for 200,000 options of the Company at an increased exercise price of Cdn$0.76. All of these options have been exercised in February 2004.

(8)

Vice-President of the Company from February 21, 2003 to June 26, 2003; Chief Executive Officer of the Company since February 21, 2003; and President of the Company since November 14, 2003.

(9)

Vice-President of the Company from February 21, 2003 to June 26, 2003; director and Chief Operating Officer of the Company from February 21, 2003 to November 12, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

There were no exercises of stock options by the Named Executive Officers during the fiscal year ended December 31, 2003. The following tables sets forth information concerning the financial year-end value of unexercised options held by each of the Named Executive Officers on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4)
John A. McCluskey	Nil	Nil	660,000(5)	$691,200
Stephen R. Stine	Nil	Nil	325,000(6)	$610,500

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

The closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2003, being the fiscal year end of the Company, was $2.62 per share and exceeded the exercise price of the options granted to the Named Executive Officers.

(5)

260,000 of these options had an exercise price of $2.50 and an expiry date of December 9, 2008; 150,000 of these options had an exercise price of $0.76 and an expiry date of January 30, 2008; 100,000 of these options had an exercise price of $1.00 and an expiry date of July 22, 2007; and 150,000 of these options had an exercise price of $1.16 and an expiry date of June 3, 2007.

(6)

200,000 of these options had an exercise price of $0.76 and an expiry date of January 30, 2008; 25,000 of these options had an exercise price of $1.00 and an expiry date of July 22, 2007; and 100,000 of these options had an exercise price of $0.64 and an expiry date of February 5, 2007.  All of these options were exercised in February 2004.

Pension Plans

The Company does not provide a pension plan for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company entered into a consulting arrangement with John McCluskey, the Company’s Named Executive Officer, whereby Mr. McCluskey receives a monthly consulting fee of US$ 10,000 and whereby among other things should the Company terminate Mr. McCluskey without just cause or as a result of a change of control, Mr. McCluskey will be entitled to receive a severance amount equal to compensation received for 12 months of employment.

Report On Executive Compensation

Board Compensation Committee Report on Executive Compensation

The Company's executive compensation program is administered by a compensation committee made up of three directors from the board of directors.  The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company.  The Board of Directors also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy.  It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success.   Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Financial Officer approve base salaries for employees at all levels of the Company based on performance and other reviews of market data available.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to all eligible employees in respect of a fiscal year.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company.  The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Board of Directors subject to applicable regulatory approval, at the time any option is granted Generally, a holder of stock options must be a director, an employee or consultant of the Company or its subsidiaries or a management company employee in order to exercise stock options.

Shareholder Return Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Coporation's common shares against the cumulative total shareholder return of the TSX Composite Index for the fiscal period commencing February 21, 2003 (the date of formation of the Company) and ending December 31, 2003.

AGI
TSX Composite Index
300
250
200
150
100
50
0
254.37
179.61
125.24
106.80
100
97.02
107.33
114.52
127.44
Feb. 21/03
Mar. 31/03
Jun. 30/03
Sep. 30/03
Dec. 31/03

Compensation of Directors

During the period January 1, 2003 to December 31, 2003, the following stock options were granted by Alamos and by the Company to directors who are not Named Executive Officers:

Name	Securities Under Options Granted(1)(#)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (3)	Expiration Date
Chester Millar(4)	175,000(5)	7.7%	$0.76(5)	$1.03(6)	January 30, 2008
James M. McDonald	200,000(7) 42,000(8)	8.8% 1.9%	$1.13 $2.50	$1.18 $2.50	July 24, 2008 December 9, 2008
Richard Hughes	157,483(7) 42,000(8)	7.0% 1.8%	$1.13 $2.50	$1.18 $2.50	July 24, 2008 December 9, 2008
Leonard Harris	184,500(8)	8.2%	$2.50	$2.50	December 9, 2008

(1)

As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2)

Percentage of the total amount of options granted by the Predecessor Companies and by the Company during the last fiscal year, which amount was 2,260,983 options.

(3)

Market value of the Company’s shares on the date of grant.

(4)

Director and Chairman of the board of the Company from February 21, 2003 to November 25, 2003; President of the Company from February 21, 2003 to November 14, 2003.

(5)

These options were originally granted by Alamos on January 30, 2003 (pre-amalgamation) in the amount of 350,000 with an exercise price of Cdn$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these options granted by Alamos were exchanged for 175,000 options of the Company at an increased exercise price of Cdn$0.76 and were exercised by the optionee in 2003.

(6)

The TSX Venture Exchange closing price of the Company’s common shares on February 21, 2003, the date when Alamos options were exchanged for the options of the Company.

(7)

These stock options were granted on July 24, 2003.

(8)

These stock options were granted on December 9, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SAR’s during the period January 1, 2003 to December 31, 2003 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3)	Value of Unexercised In-the-Money Options ($)(3)(4)
Directors who are not Named Executive Officers (4 persons)	675,000(5)	$1,048,250(5)	726,000(6)	$744,231

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

The closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2002, being the fiscal year end of the Company, was $2.62 per share and exceeded the exercise price of the options granted to directors who were not Named Executive Officers of the Company.

(5)

There were no option exercises by directors who were not Named Executive Officers of the Company during the period January 1, 2003 to December 31, 2003, except Chester Millar, who was a director of the Company from February 21, 2003 to November 25, 2003 and exercised the following options of the Company on December 8, 2003: 175,000 options at $0.76; 250,000 options at $1.00; and 250,000 options at $1.16. The closing price of common shares of the Company on the TSX Venture Exchange on December 8, 2003 was $2.55.

(6)

James M. McDonald owns 242,000 of these options (42,000 of which have an exercise price of $2.50 and an expiry date of December 9, 2008; and 200,000 of which have an exercise price of $1.13 and an expiry date of July 24, 2008);

Richard Hughes owns 242,000 of these options (42,000 of which have an exercise price of $2.50 and an expiry date of December 9, 2008; 157,483 of which have an exercise price of $1.13 and an expiry date of July 24, 2008; and 42,517 of which were originally granted by National on February 23, 2001 (pre-amalgamation) in the amount of 100,000 options with an exercise price of Cdn$0.20 and an expiry date of February 23, 2006 and, effective February 21, 2003, these National options were exchanged for 42,517 options of the Company at an increased exercise price of Cdn$0.47); and

Leonard Harris owns 242,000 of these options (184,500 of which have an exercise price of $2.50 and an expiry date of December 9, 2008; 25,000 of which were originally granted by Alamos on July 22, 2002 (pre-amalgamation) in the amount of 50,000 options with an exercise price of Cdn$0.50 and an expiry date of July 22, 2007 and, effective February 21, 2003, these Alamos options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00; and 32,500 of which were originally granted by Alamos on June 3, 2002 (pre-amalgamation) in the amount of 65,000 options with an exercise price of Cdn$0.58 and an expiry date of June 3, 2007 and, effective February 21, 2003, these Alamos options were exchanged for 32,500 options of the Company at an increased exercise price of Cdn$1.16).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the fiscal year ended December 31, 2003 no director, executive officer or senior officer of the Predecessor Companies or of the Company, proposed management nominee for election as a director of the Predecessor Companies or of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Predecessor Companies, the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Predecessor Companies or the Company or any of its subsidiaries.

Interest of Insiders in Material Transactions

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

Appointment Of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Devisser Gray as auditors of the Company and to authorize the directors to fix their remuneration.

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not to any substantial degree by any other person with whom the Company has contracted.

Statement Of Corporate Governance

The TSX Venture Exchange (“TSXV”), on which the Company’s common shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the “Guidelines”).  Where a company’s corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed.  The directors of the Company have considered the Guidelines and sought advice from the Company’s solicitors.

The following table describes the Company’s approach to corporate governance with reference to the specifically enumerated Guidelines.

TSXV’s Corporate Governance Guidelines	The Company’s Approach

1.  The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:

(a)

adoption of a strategic planning process

(b)

identification of principal risks and implementation of appropriate systems to manage those risks

(c)

succession planning, including appointing, training and monitoring management

(d)

a communications policy

(e)

the integrity of internal control and management information systems

The board of directors is responsible for the conduct of the Company’s affairs generally.

The board of directors is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management.

The board of directors is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also falls within the ambit of the board of directors’ responsibilities.

The board of directors is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.

In keeping with its overall responsibility for the stewardship of the Company, the Audit Committee is responsible for the integrity of the Company’s internal control and management information systems.

2.  The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.

Three of the Company’s five directors are unrelated.
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

The board consists of five directors of which three are unrelated directors, which the Company believes is appropriate given its stage of development. Each of the three unrelated directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.

4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the board and the number of unrelated directors allows the entire board to take responsibility for selecting new directors.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board’s committees and individual directors.	The board does not, at present, have a formal process in place for assessing effectiveness of the board as a whole, its committees or individual directors.
6. Every company should provide an orientation and education program for new recruits to the board.

The board does not currently provide an orientation and education program for new recruits to the board but the board does provide access to all materials and informs them of any issues regarding the Company.

7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The board considers its current size appropriate for effective decision making.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.

Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company’s proposed stock option plan.  Members of the board who occasionally perform professional services for the Company do so on an ad hoc and per diem basis and are paid consulting fees.  At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company.

9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the board consist of an Audit Committee and a Compensation Committee, with the majority of the members being outside and unrelated directors.

The Audit Committee consists of a majority of outside and unrelated directors.  The role of the Audit Committee is to oversee the Company’s financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company’s auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

The Compensation Committee consists of a majority of outside directors.  The role of the Compensation Committee is primarily to administer the Company’s Employees’ and Directors’ Stock Option Plan and to determine the remuneration of executive officers.

10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company’s approach to governance issues.	The board of directors is responsible for developing and implementing the Company’s approach to governance issues.

11.  The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

The board and the CEO have not, to date, developed formal, documented position descriptions for the Board and the CEO defining the limits of management’s responsibilities.  The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

The board is responsible for approving long-term strategic plans and annual operating plans recommended by management.  Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.  The Compensation Committee is responsible for senior executive compensation.

The board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

12. Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.

The board believes the Company is well served and the independence of the board from management is not compromised.  The board does not, and does not consider it necessary under the circumstances, to have any formal structures or procedures in place to ensure that the board can function independently of management.  The board believes that its current composition, in which only one of five directors is a member of management, is sufficient to ensure that the board can function independently of management given the stage of its development.

13. The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.	A majority of the members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

Interest Of Certain Persons In Matters To Be Acted Upon

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or senior officer of the Company at any time since January 1, 2003 (being the commencement of the Company’s last completed financial year), any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

Replacement Of Articles And Amendment Of The Notice Of Articles

The new British Columbia Business Corporations Act (the “New Act”) came into force on March 29, 2004 and replaced the British Columbia Company Act (the “Former Act”). The Board of Directors of the Company approved the transition of the Company under the New Act and the filing of the transition application containing a notice of articles (the “Notice of Articles”), which replaced the existing memorandum of the Company.

The Board of Directors have determined that it is in the best interests of the Company to adopt new articles (the “New Articles”) to replace its existing articles (the “Existing Articles”) to take advantage of certain business flexibilities available under the New Act. The Articles to be adopted at the Meeting are attached as Schedule “B” to this Information Circular.

The Board of Directors have also determined that it is in the best interests of the Company to amend the Notice of Articles by changing the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the New Act.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX Venture Exchange on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors were to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish an advance notice of general meetings of shareholders at which directors are to be elected. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)

the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company’s New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia, unless the Registrar of Companies (the “Registrar”) approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar’s approval, if the articles of a company so provide. The Company’s New Articles reflect this provision.

Shareholders of the Company will be asked at the Meeting to pass the following special resolution:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The Pre-existing Company Provisions set forth in Part 16 of the Regulations to the New Act be removed and no longer apply to the Company.

2.

The Company increase its authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value.

3.

The directors of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles in the form attached hereto as Schedule “A” reflecting the changes in paragraphs 1 and 2 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies.

4.

The existing Articles of the Company be cancelled, and the form of Articles attached hereto as Schedule “B” be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles of the Company.

5.

Axium Law Group be appointed as the Company’s agent to electronically file the Notice of Alteration to a Notice of Articles with the Registrar of Companies.

6.

Any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of the Company, who being entitled to do so, vote in person or by proxy at the Meeting.

Amendment Of Stock Option Plan

The shareholders of the Company approved a stock option plan (the “Plan”) at the 2003 annual general meeting of shareholders of the Company based on the requirements provided in TSX Venture Exchange (the “Exchange”) policy for a Tier 1 issuer.

The Plan reserved a maximum of 20% of the issued shares of the Company as at the date shareholder approval was received, which amounted to 6,830,649 common shares of the Company (the “Shares”). Since the Plan was established, options to purchase 3,793,764 Shares have been granted under the Plan (including options to purchase shares of Alamos and National, which were consolidated into options to purchase Shares of the Company upon amalgamation on February 21, 2003), of which 1,075,383 have been exercised and 67,500 expired leaving 3,104,385 options to purchase Shares available for issuance on December 31, 2003.

The Company wishes to amend the Plan, to increase the maximum number of Shares reserved for issuance under the Plan from 6,830,649 to 12,345,180, which represents 20% of the issued and outstanding capital of the Company on May 12, 2004, in order to maintain an adequate pool of common shares under the Plan to enable the Company to attract and retain personnel of the highest calibre. The Amended Stock Option Plan was conditionally approved by the Exchange on May 7, 2004.

The policies of the Exchange require that any increase in the maximum number of Shares reserved for issuance under the Plan be approved by disinterested shareholders of the Company.  The approval of disinterested shareholders of the Company means the affirmative vote of a majority of the votes cast at the Meeting, other than the 1,600,022 votes attaching to the Shares beneficially owned by the insiders of the Company to whom the options may be granted under the Plan, or their associates.

A copy of the Amended Stock Option Plan (2004) is attached hereto as Schedule “C” and incorporated by reference into this Information Circular.

Option grants are determined by the Board of Directors or by a committee of the directors based on its review of the performance of the directors, officers, consultants and employees.

Shareholders of the Company will be asked at the annual meeting to approve an amendment to the Plan by passing the following ordinary resolution, which requires an affirmative vote of a majority of the votes cast by “disinterested shareholders” at the Meeting:

“RESOLVED that:

1)

the amendment to the Company’s Amended Stock Option Plan (2004) (the “Amended Plan”) as described in the Information Circular dated May 12, 2004, subject to any modifications by the TSX Venture Exchange, be approved to increase the maximum number of common shares available for issuance under the Plan from 6,830,649 to 12,345,180, which represents 20% of the issued and outstanding capital of the Company on May 12, 2004;

2)

the Company’s board of directors or any committee thereof, by resolution, be authorized to make such amendment to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Amended Plan, the shareholders; and

3)

any director or officers of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

Any Other Matters

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, this 12th day of May, 2004.

“John A. McCluskey”

“Jon Morda”

John A. McCluskey

Jon Morda

Chief Executive Officer

Chief Financial Officer

SCHEDULE “A” NOTICE OF ALTERATION

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

NOTICE OF ALTERATION

FORM 11 – BC COMPANY

Section 257(4) *Business Corporations Act*

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

B NAME OF COMPANY

C ALTERATIONS TO THE NOTICE OF ARTICLES

Please indicate what information on the Notice of Articles is to be altered or added:

- ☐ Company name
- ☐ A translation of company name
- ☐ Pre-existing Company Provisions
- ☐ Date of a Resolution or Court Order
- ☐ Authorized Share Structure

D ALTERATION EFFECTIVE DATE – *Choose **one** of the following:*

☐ The alteration is to take effect at the time that this notice is filed with the registrar.

☐ The alteration is to take effect at 12:01a.m. Pacific Time on ______ (YYYY / MM / DD) being a date that is not more than ten days after the date of the filing of this notice.

☐ The alteration is to take effect at ______ Pacific Time on ______ (YYYY / MM / DD) being a date and time that is not more than ten days after the date of the filing of this notice.

E CHANGE OF COMPANY NAME

The company is to change its name from ______

to *(choose **one** of the following):*

☐ ______. This name has been reserved for the company under name reservation number ______, or

☐ a name created by adding "B.C. Ltd." after the incorporation number of the company.

F TRANSLATION OF COMPANY NAME

Set out every new translation of the company name, or set out any change or deletion of an existing translation of the company name to be used outside of Canada.

Additions: Set out every new translation of the company name that the company intends to use outside of Canada.

FORM 11/WEB Rev. 2004 / 3 / 10

Page 1

Changes: Change the following translation(s) of the company name:

PREVIOUS TRANSLATION OF THE COMPANY NAME	NEW TRANSLATION OF THE COMPANY NAME

Deletions: Remove the following translation(s) of the company name:

G PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the *Business Corporations Act*)

Complete this item only if the company has resolved that none of the Pre-existing Company Provisions are to apply to this company.

☐ The company has resolved that the Pre-existing Company Provisions are no longer to apply to this company.

H AUTHORIZED SHARE STRUCTURE

Set out the date of each resolution or court order altering special rights or restrictions attached to a class or series of shares.

YYYY / MM / DD

Set out the new authorized share structure

Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class or series of shares?	
	THERE IS NO MAXIMUM (✔)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (✔)	WITH A PAR VALUE OF ($)	Type of currency	YES (✔)	NO (✔)

I CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
	X	

FORM 11/WEB Rev. 2004 / 3 / 10

Page 2

SCHEDULE "B"

ALAMOS GOLD INC.
(Incorporation Number 664416)

(the "Company")

ARTICLES

1. Interpretation 1
1.1 Definitions 1
1.2 Business Corporations Act and Interpretation Act Definitions Applicable 1
2. Shares and Share Certificates 1
2.1 Authorized Share Structure 1
2.2 Form of Share Certificate 2
2.3 Shareholder Entitled to Certificate or Acknowledgment 2
2.4 Delivery by Mail 2
2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement 2
2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment 2
2.7 Splitting Share Certificates 2
2.8 Certificate Fee 3
2.9 Recognition of Trusts 3
3. Issue of Shares 3
3.1 Directors Authorized 3
3.2 Commissions and Discounts 3
3.3 Brokerage 3
3.4 Conditions of Issue 3
3.5 Share Purchase Warrants and Rights 4
4. Share Registers 4
4.1 Central Securities Register 4
4.2 Closing Register 4
5. Share Transfers 4
5.1 Registering Transfers 4
5.2 Form of Instrument of Transfer 4
5.3 Transferor Remains Shareholder 4
5.4 Signing of Instrument of Transfer 4
5.5 Enquiry as to Title Not Required 5
5.6 Transfer Fee 5
6. Transmission of Shares 5
6.1 Legal Personal Representative Recognized on Death 5
6.2 Rights of Legal Personal Representative 5
7. Purchase of Shares 5
7.1 Company Authorized to Purchase Shares 5
7.2 Purchase When Insolvent 6

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7.3 Sale and Voting of Purchased Shares 6

8. Borrowing Powers 6

9. Alterations 6

9.1 Alteration of Authorized Share Structure 6
9.2 Special Rights and Restrictions 7
9.3 Change of Name 7
9.4 Other Alterations 7

10. Meetings of Shareholders 7

10.1 Annual General Meetings 7
10.2 Location of Meetings of Shareholders 7
10.3 Resolution Instead of Annual General Meeting 7
10.4 Calling of Meetings of Shareholders 8
10.5 Notice for Meetings of Shareholders 8
10.6 Record Date for Notice 8
10.7 Record Date for Voting 8
10.8 Failure to Give Notice and Waiver of Notice 8
10.9 Notice of Special Business at Meetings of Shareholders 8

11. Proceedings at Meetings of Shareholders 9

11.1 Special Business 9
11.2 Special Majority 9
11.3 Quorum 9
11.4 One Shareholder May Constitute Quorum 9
11.5 Other Persons May Attend 10
11.6 Requirement of Quorum 10
11.7 Lack of Quorum 10
11.8 Lack of Quorum at Succeeding Meeting 10
11.9 Chair 10
11.10 Selection of Alternate Chair 10
11.11 Adjournments 10
11.12 Notice of Adjourned Meeting 11
11.13 Decisions by Show of Hands or Poll 11
11.14 Declaration of Result 11
11.15 Motion Need Not be Seconded 11
11.16 Casting Vote 11
11.17 Manner of Taking Poll 11
11.18 Demand for Poll on Adjournment 11
11.19 Chair Must Resolve Dispute 12
11.20 Casting of Votes 12
11.21 Demand for Poll 12
11.22 Demand for Poll Not to Prevent Continuance of Meeting 12
11.23 Retention of Ballots and Proxies 12

12. Votes of Shareholders 12

12.1 Number of Votes by Shareholder or by Shares 12
12.2 Votes of Persons in Representative Capacity 12

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12.3 Votes by Joint Holders 12
12.4 Legal Personal Representatives as Joint Shareholders 13
12.5 Representative of a Corporate Shareholder 13
12.6 Proxy Provisions Do Not Apply to All Companies 13
12.7 Appointment of Proxy Holders 13
12.8 Alternate Proxy Holders 14
12.9 When Proxy Holder Need Not Be Shareholder 14
12.10 Deposit of Proxy 14
12.11 Validity of Proxy Vote 14
12.12 Form of Proxy 14
12.13 Revocation of Proxy 15
12.14 Revocation of Proxy Must Be Signed 15
12.15 Production of Evidence of Authority to Vote 15

13. Directors 15

13.1 First Directors; Number of Directors 15
13.2 Change in Number of Directors 16
13.3 Directors' Acts Valid Despite Vacancy 16
13.4 Qualifications of Directors 16
13.5 Remuneration of Directors 16
13.6 Reimbursement of Expenses of Directors 16
13.7 Special Remuneration for Directors 16
13.8 Gratuity, Pension or Allowance on Retirement of Director 17

14. Election and Removal of Directors 17

14.1 Election at Annual General Meeting 17
14.2 Consent to be a Director 17
14.3 Failure to Elect or Appoint Directors 17
14.4 Places of Retiring Directors Not Filled 17
14.5 Directors May Fill Casual Vacancies 18
14.6 Remaining Directors Power to Act 18
14.7 Shareholders May Fill Vacancies 18
14.8 Additional Directors 18
14.9 Ceasing to be a Director 18
14.10 Removal of Director by Shareholders 18
14.11 Removal of Director by Directors 19

15. Alternate Directors 19

15.1 Appointment of Alternate Director 19
15.2 Notice of Meetings 19
15.3 Alternate for More Than One Director Attending Meetings 19
15.4 Consent Resolutions 19
15.5 Alternate Director Not an Agent 19
15.6 Revocation of Appointment of Alternate Director 20
15.7 Ceasing to be an Alternate Director 20
15.8 Remuneration and Expenses of Alternate Director 20

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16. Powers and Duties of Directors 20
16.1 Powers of Management 20
16.2 Appointment of Attorney of Company 20
16.3 Setting Remuneration of the Auditor 20
17. Disclosure of Interest of Directors 21
17.1 Obligation to Account for Profits 21
17.2 Restrictions on Voting by Reason of Interest 21
17.3 Interested Director Counted in Quorum 21
17.4 Disclosure of Conflict of Interest or Property 21
17.5 Director Holding Other Office in the Company 21
17.6 No Disqualification 21
17.7 Professional Services by Director or Officer 21
17.8 Director or Officer in Other Corporations 22
18. Proceedings of Directors 22
18.1 Meetings of Directors 22
18.2 Voting at Meetings 22
18.3 Chair of Meetings 22
18.4 Meetings by Telephone or Other Communications Medium 22
18.5 Calling of Meetings 22
18.6 Notice of Meetings 23
18.7 When Notice Not Required 23
18.8 Meeting Valid Despite Failure to Give Notice 23
18.9 Waiver of Notice of Meetings 23
18.10 Quorum 23
18.11 Validity of Acts Where Appointment Defective 23
18.12 Consent Resolutions in Writing 23
19. Executive and Other Committees 24
19.1 Appointment and Powers of Executive Committee 24
19.2 Appointment and Powers of Other Committees 24
19.3 Obligations of Committees 24
19.4 Powers of Board 24
19.5 Committee Meetings 25
20. Officers 25
20.1 Directors May Appoint Officers 25
20.2 Functions, Duties and Powers of Officers 25
20.3 Qualifications 25
20.4 Remuneration and Terms of Appointment 25
21. Indemnification 26
21.1 Definitions 26
21.2 Mandatory Indemnification of Directors and Former Directors 26
21.3 Indemnification of Other Persons 26
21.4 Non-Compliance with *Business Corporations Act* 26
21.5 Company May Purchase Insurance 26

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22. Dividends 27

22.1 Payment of Dividends Subject to Special Rights 27
22.2 Declaration of Dividends 27
22.3 No Notice Required 27
22.4 Record Date 27
22.5 Manner of Paying Dividend 27
22.6 Settlement of Difficulties 27
22.7 When Dividend Payable 27
22.8 Dividends to be Paid in Accordance with Number of Shares 27
22.9 Receipt by Joint Shareholders 28
22.10 Dividend Bears No Interest 28
22.11 Fractional Dividends 28
22.12 Payment of Dividends 28
22.13 Capitalization of Surplus 28

23. Documents, Records and Reports 28

23.1 Recording of Financial Afairs 28
23.2 Inspection of Accounting Records 28

24. Notices 28

24.1 Method of Giving Notice 28
24.2 Deemed Receipt of Mailing 29
24.3 Certificate of Sending 29
24.4 Notice to Joint Shareholders 29
24.5 Notice to Trustees 29

25. Seal 30

25.1 Who May Attest Seal 30
25.2 Sealing Copies 30
25.3 Mechanical Reproduction of Seal 30

26. Prohibitions 30

26.1 Definitions 30
26.2 Application 31
26.3 Consent Required for Transfer of Shares or Designated Securities 31

3001-01\AGM 2004\2171

ALAMOS GOLD INC.

(the "Company")

ARTICLES

The Company has as its articles the following articles:

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(a) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(b) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d) "legal personal representative" means the personal or other legal representative of the shareholder;

(e) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register; and

(f) "seal" means the seal of the Company, if any.

1.2 Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

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2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to:

(a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name; or

(b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate;

provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

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2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount if any, determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act.*

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

- (i) past services performed for the Company;
- (ii) property;
- (iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

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3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporation Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporation Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and

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sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

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7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

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(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f) alter the identifying name of any of its shares; or

(g) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act.*

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Location of Meetings of Shareholders

The directors may in their sole discretion designate any location, either within or outside of British Columbia, unless otherwise prescribed by statute, as the location of any meeting of the shareholders of the Company.

10.3 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.3, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

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10.4 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.5 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. Pacific Standard Time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. Pacific Standard Time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

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(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(viii) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If the Company has only one shareholder:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

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11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

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11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.8, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

- (i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
- (ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

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11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

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(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(b) if a representative is appointed under this Article 12.5:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is:

(a) a public company; or

(b) a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

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12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

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(NAME OF COMPANY)
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________

Signed [month, day, year]

____
[Signature of shareholder]

____
[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 0 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act.* The number of directors, excluding additional directors appointed under Article 14.8, is set at:

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(a) subject to paragraphs 13.1(b)and 13.1(c), the number of directors that is equal to the number of the Company's first directors;

(b) if the Company is a public company, the greater of three and the most recent set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4:

(c) if the Company is not a public company, the most recent set of:

(i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Article s 13.1(b)(i) or 13.1(c)(i) :

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

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13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.3:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph 14.1(b), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.3, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.3, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to

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complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.3, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill

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the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

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15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b) the alternate director dies;

(c) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d) the alternate director ceases to be qualified to act as a director; or

(e) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Setting Remuneration of the Auditor

The directors may from time to time determine the remuneration to be paid by the Company to the auditor, in such manner and upon such terms and conditions, as the directors, in their absolute discretion, may determine.

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17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Dire ctor or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

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17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(d) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(e) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(f) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

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18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 25.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by resolution of the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the

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committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. Executive and Other Committees

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph 19.2(a) any of the directors' powers, except:

  (i) the power to fill vacancies in the board of directors;

  (ii) the power to remove a director;

  (iii) the power to change the membership of, or fill vacancies in, any committee of the directors; and

  (iv) the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in paragraph 19.2(b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

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19.5 Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a) the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

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21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(a) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i) is or may be joined as a party; or

(ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and

(c) "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) is or was a director, alternate director, officer, employee or agent of the Company;

(b) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

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against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. Pacific Standard Time on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

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22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Afairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

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(a) mail addressed to the person at the applicable address for that person as follows:

  (i) for a record mailed to a shareholder, the shareholder's registered address;

  (ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

  (iii) in any other case, the mailing address of the intended recipie nt;

(b) delivery at the applicable address for that person as follows, addressed to the person:

  (i) for a record delivered to a shareholder, the shareholder's registered address;

  (ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

  (iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; and

(e) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

  (i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

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(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph 24.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 26.2 and 26.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a) any two directors;

(b) any officer, together with any director;

(c) if the Company only has one director, that director; or

(d) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(a) "designated security" means:

(i) a voting security of the Company;

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(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in paragraph 26.1(a)(i) and 26.1(a)(ii);

(b) "security" has the meaning assigned in the *Securities Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c) "voting security" means a security of the Company that:

(i) is not a debt security, and

(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Approved by Shareholders on June 21, 2004.

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SCHEDULE “C”

AMENDMENT STOCK OPTION PLAN 2004

SCHEDULE “C’

AMENDED STOCK OPTION PLAN

1.

Purpose

The purpose of the Amended Stock Option Plan (the "Plan") of ALAMOS GOLD INC., a corporation continued under the Company Act (British Columbia) and transitioned under the Business Corporations Act (British Columbia) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Board.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 20% of the issued shares of the Corporation as at the date shareholder approval was received, which amounts to 12,345,180 shares of the Corporation.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and individuals of a person or corporation providing management services to the Corporation  but excluding a person or corporation engaged in Investor Relations Activities (as defined under Exchange rules and policies) or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation.

8.

Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no Participant shall be granted an option in any 12-month period which exceeds 5% of the issued shares of the Corporation, no consultant shall be granted an option in any 12-month period which exceeds 2% of the issued shares of the Corporation and no employee conducting investor relations activities shall be granted an option in any 12-month period which exceeds 2% of the issued shares of the Corporation.  The number of shares subject to option granted to the insiders, as a group, in any 12 month period shall not exceed 10% of the outstanding share capital of the Corporation on the date of grant.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed a maximum of 10 years, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(c)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation subject to any restrictions under applicable Exchange policies and rules.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that he was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14.

Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be required to be issued under the Plan on any such adjustment.

Amendments to stock options held by insiders will be  subject to regulatory and disinterested shareholder approval prior to the exercise of the option.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 28th day of April, 2004.

ALAMOS GOLD INC. Per: “John A. McCluskey” John A. McCluskey President and Chief Executive Officer

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

ALAMOS GOLD INC.

TO BE HELD AT TORONTO, ONTARIO ON
MONDAY, JUNE 21, 2004, AT 4:30 P.M.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, John A. McCluskey, the President and Chief Executive Officer of the Company, or failing this person, Jon Morda, the Chief Financial Officer of the Company, or in the place of the foregoing,

 (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Messrs. De Visser Gray as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors		N/A
2. To determine the number of Directors at five			N/A
3. To elect as Director, John A. McCluskey		N/A
4. To elect as Director, Richard W. Hughes		N/A
5. To elect as Director, James M. McDonald		N/A
6. To elect as Director, Leonard Harris		N/A
7. To elect as Director, Alan Richard Hill		N/A

 8.

To approve the replacement of the Company’s existing memorandum and articles with a new notice of articles (“Notice of Articles”) and articles (“Articles”) and to adopt the Notice of Articles and Articles.

N/A

 9.

To approve the Company’s 2004 amended incentive stock option plan (the “Amended Plan”) providing for the grant and issuance of incentive stock options to purchase up to a maximum of 20% of the issued and outstanding common shares of the Company as at the date of shareholder approval.

N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

 1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

 2.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

 3.

If no choice is specified, or if both choices are specified, the shares for which this proxy is given will be voted “FOR” on all such matters.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

 5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder);

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

 6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

 7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be effective, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

SUPPLEMENTAL MAILING LIST RETURN CARD
(National Instrument 54-102)

NOTICE TO SHAREHOLDERS OF ALAMOS GOLD INC.

On June 3, 2002, the Minister of Finance gave approval to National Instrument 54-102 – Interim Financial Statement and Report Exemption (the "Instrument") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders.  The Instrument now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements.  All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:

ALAMOS GOLD INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a

Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, BC  V6C 3B8

Tel:

(604) 689-9853

Fax:

(604) 689-8144

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A

Schedules B and C

ISSUER DETAILS:

For Quarters Ended:		December 31, 2003
Date of Report:		May 16, 2004

Name of Issuer:		ALAMOS GOLD INC.
Issuer’s Address:		110 Yong Street, Suite 1503
Toronto, ON M5C 1T4
Issuer’s Fax Number:		(416) 368-9932
Issuer’s Phone Number:		(416) 368-2934

Contact Person:		JON MORDA
Contact Position:		Chief Financial Officer
Contact Telephone Number:		(416) 368-9932 (x 202)
Contact E-mail:		alamos@intergate.bc.ca
Web Site Address:		www.alamosgold.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

JOHN A. McCLUSKEY	“John A. McCluskey”	04/05/16
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

JAMES M. McDONALD	“James M. McDonald”	04/05/16
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Financial Statements

December 31, 2003

December 31, 2002

December 31, 2001

(audited)

(Stated in U.S. Dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Gold Inc. (formerly Alamos Minerals Ltd.)

We have audited the consolidated balance sheets of Alamos Gold Inc. (formerly Alamos Minerals Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, cash flows and mineral rights on unproven properties for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 20, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated April 20, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor’s report when these are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 20, 2004

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	December 31,
	2003	2002
	$	$
A S S E T S
Current Assets
Cash and cash equivalents	8,981,575)	487,289)
Amounts receivable	47,620)	39,033)
Advances and prepaid expenses	37,777)	12,822)
Due from related party (note 6)	-)	450,522)
	9,066,972)	989,666)

Restricted cash (note 13 (b))	681,347	-)
Long-term investments (note 5)	3,169)	3,169)
Equipment (note 3)	209,565)	72,369)
Mineral rights on unproven properties (statement, note 4)	18,461,868)	4,956,412)
	28,422,921)	6,021,616)

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	536,069)	123,393)

Note payable (note 11)	2,198,612)	1,769,565)
	2,734,681)	1,892,958)

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 9(a))	34,369,682)	11,583,910)
Contributed surplus (note 9(d))	707,683)	-)
Deficit	(9,389,125)	(7,455,252)
	25,688,240)	4,128,658)
Continuing operations (note 1)	28,422,921)	6,021,616)

Approved by the Board of Directors:
//signed//	//signed//
James McDonald	John A. McCluskey

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Operations and Deficit

(Stated in U.S. Dollars)

	For the years ended December 31,
	2003 $	2002 $	2001 $
Revenue
Gold sales (note 4(c))	-)	-)	146,474)

Expenses
Amortization	60,308)	25,449)	31,954)
Management Fees	171,761))	129,828)	4,846)
Foreign exchange (gain) loss	158,031	(15,496)	12,072)
Legal, audit and accounting	381,249)	196,840)	83,343)
Office and administration	242,081)	42,254)	29,759)
Property investigation	-)	6,753)	338,941)
Shareholder communications	49,333)	26,667)	6,933)
Travel and accommodation	86,892)	13,105)	798)
Trust and filing	42,694)	13,130)	5,360)
Loss on sale of investments	-)	-)	13,502)
Write-down of investments	-)	5,838)	-)
Stock-based compensation	403,989	-)	-)
Interest (income)	337,535)	(4,163)	(13,734)
	1,933,873)	440,205)	513,774)

Loss for the year	(1,933,873)	(440,205)	(367,300)
Deficit, beginning of year	(7,455,252)	(7,015,047)	(6,647,747)
Deficit, end of year	(9,389,125)	(7,455,252)	(7,015,047)

Loss per share (note 8)	$ (0.05)	$ (0.04)	$ (0.05))
Weighted average number of shares outstanding	39,838,848	10,336,231)	7,439,015)

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the years ended December 31,
Cash Provided by (Used for):	2003 $	2002 $	2001 $
Operating Activities
Net loss for the period/year	(1,933,873)	(440,205)	(367,300)
Adjustments for items not involving cash:
Amortization	60,308)	25,449)	31,954)
Loss on sale of investment	-)	-)	13,502)
Write-down of long-term investments	-)	5,838)	-)
Stock-based compensation	403,989	-)	-)
	(1,469,576)	(408,918)	(321,844)
Changes in non-cash working capital components:
Amounts receivable	48,313)	(16,946)	(13,124)
Advances and prepaid expenses	(24,955)	6,674)	(3,174)
Accounts payable and accrued liabilities	273,375)	96,378)	(15,057)
	(1,172,843)	(322,812)	(353,199)
Investing Activities
Advances to related party	-)	(450,522)	-)
Mineral rights on unproven properties	(4,810,200)	(1,689,876)	(496,971)
Purchase of equipment	(131,755)	(19,075)	(6,539)
Proceeds from sale of investments	-)	-)	13,168)
	(4,941,955)	(2,159,473)	(490,342)
Financing Activities
Proceeds from issuance of long-term debt	3,750,000)	-)	-)
Liability to issue shares	-)	-)	564,279)
Proceeds from the issue of common shares	14,740,567)	2,681,604)	-)
Payment of note payable*	(1,769,565)	-)	-)
Payment of long-term debt	(1,551,388)	-)	-)
	15,169,614)	2,681,604)	564,279)

Restricted cash (note 13 (b))	(681,347)	-)	-)

Cash acquired from amalgamation (note 10)	120,817)	-)	-)

Net increase (decrease) in cash and cash equivalents	8,494,286)	199,319)	(279,262)
Cash and cash equivalents - beginning of year	487,289)	287,970)	567,232)
Cash and cash equivalents - end of year	8,981,575)	487,289)	287,970)

Supplementary Information

*   Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra Project, $1,769,565 was paid by National Gold Corporation  prior to its amalgamation with the Company.

     Shares issued as a finder’s fee: 2002 - 471,617 shares at $84,099.

     During 2003 the Company issued 13,467,795 shares valued at $8,000,000 to acquire National Gold and incurred $707,683 in stock-based compensation of which $303,694 was deferred to mineral properties.

     Refer also to Notes 9(d) and 10.

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Mineral Rights on Unproven Properties

(Stated in U.S. Dollars)

	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	December 31, 2002	Expenditures 2003	December 31, 2003
	$	$	$	$	$	$	$
MEXICO
Salamandra Project
Acquisition	-	414,592	414,592	2,713,516	3,128,108	*10,717,681	13,845,789
Exploration
Mine administration	-	-	-	61,205	61,205	94,146	155,351
Analytical	-	-	-	15,943	15,943	74,860	90,803
Feasibility	-	-	-	-	-	254,989	254,989
Field work & supplies	-	32,701	32,701	415,963	448,664	846,334	1,294,998
Geological	-	27,144	27,144	151,189	178,333	666,342	844,675
Claims maintenance	-	15,907	15,907	44,464	60,371	122,083	182,454
Equipment rental	-	-	-	19,353	19,353	175,654	195,007
Property taxes & Surface rights	-	-	-	-	-	471,920	471,920
Travel & accommodation	-	4,667	4,667	35,476	40,143	77,374	117,517
	-	495,011	495,011	3,457,109	3,952,120	13,501,383	17,453,503
La Fortuna Rights
Acquisition	295,300	-	295,300	-	295,300	-	295,300
Exploration
Analytical	28,714	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336	-	226,336
Claims maintenance	66,678	1,960	68,638	2,331	70,969	4,074	75,043
Travel & accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	4,074	1,008,365

Total	1,000,000	496,971	1,496,971	3,459,440	4,956,411	13,505,457	18,461,868
* refer to note 10.

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company’s activity is the acquisition and exploration of mineral rights that are considered sites of potential economic mineralization.  At December 31, 2003, the Company’s principal mineral rights interest is the Salamandra Project in Mexico.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral rights, and the ability of the Company to realize the costs it has incurred to date on these mineral rights is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral rights.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company acquired and amalgamated with National Gold Corporation (“National”) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held.  The acquisition was accounted for as a purchase of National by the Company.

Refer to note 10.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Mineral Rights

Mineral right acquisition costs and related direct exploration costs are deferred until the mineral rights are placed into production, sold or abandoned.  These costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of mineral right acquisition costs and their related exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from their sale.  Management’s assessment of the right’s estimated current fair market value may also be based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Equipment

Equipment is recorded at cost and is amortized over its estimated useful economic life using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.

Translation of Foreign Currency

The United States dollar is the functional currency of all of the Company’s active operations which are classified as integrated for foreign currency translation purposes.  Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date of the agreement to issue the shares was entered into a determined by the Board of Directors of the Company, based on the trading  price of the shares on the TSX Venture Exchange.

Costs incurred to issue shares are deducted from share capital.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 9(d).  Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.  Prior to September 30, 2003, the Company only expensed the fair value of options granted to non-employees and disclosed those granted to all others on a pro forma basis only.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year.  If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments.  The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3.

EQUIPMENT

	December 31,
	2003			2002
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	639,807	457,811	181,996	470,468	405,158	65,310
Office equipment	33,431	20,576	12,855	23,195	17,962	5,233
Computer equipment	24,151	9,437	14,714	6,817	4,991	1,826
	697,389	487,824	209,565	500,480	428,111	72,369

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

4.

MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company’s mineral rights are located in Mexico and its interest in these rights is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral rights is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the rights.

a)

State of Sonora, Mexico

Salamandra Project

The Company has a 100% interest in this project, which comprises approximately 15,000 hectares, acquired in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, paid as follows: the payment of $250,000 (paid), the assumption of two non-interest bearing promissory notes for $1,000,000 and $1,750,000 ($2,750,000) due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months and nine months, respectively, or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 and paid), and the assumption and payment of U.S. $420,000 in liabilities (paid).

The rights are subject to a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S.$300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce.  Sliding scale minimum quarterly payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S.$375 per ounce.

During the year 2002, the Company had entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all of the obligations due by National under the National’s original assets purchase agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Registered Operator of the properties in Mexico.  On February 21, 2003, the Company acquired National.

Refer to note 10.

b)

La Fortuna Rights

Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares.

c)

San Antonio Rights

Sonora, Mexico

The Company had an option to earn up to a 70% interest in mineral rights acquired by purchasing 2,100,000 shares of Laminco Resources Inc, subsequently consolidated to 210,000 shares, a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received CDN$146,474 from the sale of gold obtained from test leaching operations conducted on the mineral rights and at December 31, 2001, abandoned its interest in the mineral rights and had written-off all costs.

Refer to note 5.

5.

LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at an adjusted cost of $3,169 and net of a $5,838 write-down to market value at December 31, 2002.  During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.

Refer to note 4(c).

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

6.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid $300,566 during the year ended December 31, 2003 and $172,138 during the year ended December 31, 2002 (2001 - $33,846) for management, investor relations, accounting and administrative services.  These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management.

During the year ended December 31, 2002, the Company had lent Cdn$675,000 (US$450,522) to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share.  The purpose of the note was to fund National’s portion of property payments due.

7.

SEGMENTED INFORMATION

	As at December 31,
	2003 $	2002 $	2001 $
Assets by geographic segment, at cost:
Mexico	19,303,368	5,109,621	1,595,314
Canada	9,119,553	911,995	318,960
	28,422,921	6,021,616	1,914,274

8.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year.  Diluted loss per share has not been disclosed as it is anti-dilutive.

9.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001	14,878,030	8,338,027

Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	(1)3,130,766
Issued for finder’s fees	471,617	84,099

Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,467,795	8,000,000
Private placement	8,500,000	(2)8,150,019
Stock options exercised	1,075,383	983,144
Warrants exercised	7,269,895	4,590,638
Issued at December 31, 2003	50,164,705	34,369,682

(1) net of issue costs of $84,099 (2) net of issue costs of $627,221

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

b)

Stock options outstanding at December 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
42,517	February 23, 2006	0.47
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
382,500	June 3 2007	1.16
225,000	July 22, 2007	1.00
350,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
557,483	July 23, 2008	1.13
903,500	December 9, 2008	2.50
2,650,881

Summary of Stock Option activity:

	December 31,
	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Balance, January 1	2,600,000	0.53	860,000	0.47	710,000	0.51
Consolidation (2:1)	(1,300,000)	-	-	-	-	-
Acquired with National Gold	232,781	0.78	-	-	-	-
Granted	2,260,983	1.57	2,265,000	0.54	200,000	0.32
Exercised	(1,075,383)	0.91	(100,000)	0.48	-	-
Expired	(67,500)	1.30	(425,000)	0.48	(50,000)	0.47
Balance, December 31	2,650,881	1.50	2,600,000	0.53	860,000	0.47

c)

Warrants outstanding at December 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
459,184	April 16, 2004	0.94
234,481	April 16, 2004	1.41
42,730	April 29, 2004	0.82
525,000	July 19, 2004	0.56
4,241,250	August 22, 2004	1.75
273,054	September 5, 2004	1.29
5,775,699

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

d)

Stock-based compensation

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2003 $	2002 $
Mineral rights on unproven properties	303,694	-
Stock-based compensation	403,989	-
	707,683	-

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate – 3.0 to 3.8% (December 31, 2002- 4.5%) expected dividend yield - Nil; expected stock price volatility – 55 to 85% (December 31, 2002 - 47%); and expected option life of 2.5 years (2002 – 5 years).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

 The pro-forma effect on net loss and loss per share for the year ended December 31, 2002, for stock options granted to directors and employees using the fair value method, is as follows:

December 31, 2002
	Net loss for the period	Basic and diluted loss per share
Reported	$ (440,205)	$ (0.02)
Pro-forma	$ (993,656)	$ (0.05)

10.

ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National, the Company’s joint venture partner on the Salamandra property, by the issue of 13,467,795 shares of the Company valued at $8,000,000.  The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

$
Cash	120,817
Amounts receivable and prepaid expenses	56,900
Mineral rights (Salamandra Property)	4,328,466
Equipment	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral rights	5,926,629
Share consideration	8,000,000

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

11.

NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million maturing February 2009, bearing interest at 12% per annum and repayable in full after February 2005, or 50% thereof at anytime, of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to CDN$5.6 million upon prepayment on January 31, 2003. The Company repaid CDN$2.85 million of the loan in 2003.

12.

INCOME TAXES

At December 31, 2003, the Company has non-capital losses of approximately CDN$3.2 million and capital losses of approximately CDN$127,073 in Canada and CDN$1 million in Mexico available to reduce taxable income for future years.  The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

13.

CONTINGENCIES

a)

A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete.  The plaintiff has claimed a loss of U.S. $105,000 and is also seeking 100,000 common shares of the Company.  The Company denies the claim and has not made any provision for it in the financial statements.  Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)

The Company had reduced the surface area of the Salamandra Project leased from the Village of Mulatos, however, this reduction in surface area under lease was challenged by the Ejido in the Agrarian Court. The Agrarian Court ruled that the Mulatos Ejidos were entitled to be paid US$336,972 in 2002 and US$344,375 in 2003. Accordingly, the Company has placed US$681,347 into a restricted cash account pending the appeal of the Agrarian Court’s decision. The Company is continuing with certain of its obligations under the lease.

c)

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options.  The Company denies it has any liability and accordingly, has not accrued any amount for the claim.  Should any amount ultimately be paid it will be recorded in the accounts at the time of payment.

14.

SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes the Company entered into the following transactions subsequent to December 31, 2003:

*

The Company granted 110,000 stock options at a price of $2.75 for a period of five years to an officer of the Company.

*

The Company issued 549,881 common shares pursuant to the exercise of options and 832,950 common shares pursuant to the exercise of warrants.

*

The Company completed a private placement offering of 10.0 million units (including 1.3 million units issued upon the exercise of the agents' over-allotment option) at a price of $3.00 per unit. Each unit consists of one common share in the capital of the Company and one-half of one share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of $3.50 for a two-year period following closing.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

*

Under Canadian GAAP exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the rights are capable of economic commercial production. The following items (a) to (f) are inclusive of the impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred mineral right costs.

	December 31,
	2003	2002	2001
	$	$	$
a) Assets
Deferred Mineral Right Costs
Deferred mineral right costs following Canadian GAAP	18,461,868)	4,956,412)	1,496,971)
Less deferred mineral right costs	(18,461,868)	(4,956,412)	(1,496,971)
Deferred mineral right costs following U.S. GAAP	-)	-)	-)
		)
b) Operations
Net loss following Canadian GAAP	(1,933,873)	(440,205)	(367,300)
Deferred mineral right costs expensed under U.S. GAAP	(13,505,456)	(2,440,344)	(496,971)
Imputed interest charges under U.S. GAAP	-)	(75,047)	-)
Net loss under U.S. GAAP	(15,439,329)	(2,955,596)	(864,271)

c) Deficit
Closing deficit under Canadian GAAP	(9,389,125)	(7,455,252)	(7,015,047)
Adjustment to deficit for deferred mineral right costs written-off under U.S. GAAP, net of impact of discounted debt under U.S. GAAP	(18,461,868)	(4,956,412)	(1,496,971)
Adjustment for imputed interest under U.S. GAAP	-)	(75,047)	-)
Closing deficit under U.S. GAAP	(27,850,993))	(12,486,711)	(8,512,018)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(1,172,843)	(322,812)	(353,199)
Add net loss following Canadian GAAP	1,933,873	440,205)	367,300)
Less net loss following U.S. GAAP	(15,439,329)	(2,955,596)	(864,271)
Add non-cash deferred expenditures expensed under US GAAP	-)	750,468)	-)
Add non-cash imputed interest on note charged under U.S. GAAP	-)	75,047)	-)
Cash applied to operations under U.S. GAAP	(14,678,299)	(2,012,688)	(850,170)

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2003	2002	2001

e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	(4,941,955)	(2,159,473)	(503,510)
Add deferred mineral right costs expensed under U.S. GAAP	4,810,200	1,689,876)	496,971)
Cash applied to investments under U.S. GAAP	(131,755)	(469,597)	(6,539)

f) Loss Per Share
Basic and diluted loss per share under U.S. GAAP	$ (0.39)	$ (0.29)	$ (0.12)

g) Note Payable – non-interest bearing
Note payable - Canadian GAAP	-)	1,769,565)	-)
Discount from face amount for imputed interest under U.S. GAAP	-)	(1,019,097)	-)
Interest expense recognized currently	-)	75,047)	-)
Note payable - U.S. GAAP	-)	825,515 )	-)

    h)  Other US/Canadian GAAP Differences - Discounted note payable and imputed interest

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate.  If no interest rate is stated then the note is valued as its net present value as determined by discounting future payments at an imputed rate of interest.  Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

At December 31, 2002, the Company’s 50% portion of the CDN $5.6 million carrying cost of the debenture originally issued by National to acquire the Salamandra Project (issued initially for CDN $7.5 million) is payable based upon the average price of gold attaining a certain price over a specified period of time or on December 31, 2010.  The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d) and g) above for the impact of imputed interest charges under U.S. GAAP to these financial statements.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:		Schedule A

	X	Schedules B and C

ISSUER DETAILS:

For Quarters Ended:		December 31, 2003
Date of Report:		May 16, 2004

Name of Issuer:		ALAMOS GOLD INC.
Issuer’s Address:		110 Yong Street, Suite 1503
Toronto, ON M5C 1T4
Issuer’s Fax Number:		(416) 368-9932
Issuer’s Phone Number:		(416) 368-2934

Contact Person:		JON MORDA
Contact Position:		Chief Financial Officer
Contact Telephone Number:		(416) 368-9932 (x 202)
Contact E-mail:		alamos@intergate.bc.ca
Web Site Address:		www.alamosgold.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

JOHN A. McCLUSKEY	“John A. McCluskey”	04/05/16
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

JAMES M. McDONALD	“James M. McDonald”	04/05/16
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

ALAMOS GOLD INC.

SCHEDULE B – SUPPLEMENTARY INFORMATION

For the Fiscal Quarter Ended December 31, 2004

________________________________________________________________________________

(Stated in U.S. Dollars

1.

For the current fiscal year to date:

December 31, 2003

a)

Deferred exploration expenditures:

Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

b)

Details of office and administration expense:

Accounting and audit	$ 69,724
Memberships	702
Seminars/conferences	5,387
Bank charges	14,891
Rent	21,690
Outside services	22,931
Wages	6,329
Postage	840
Courier	3,413
Printing and copying	15,365
Office supplies	15,760
Subscriptions	256
Office expenses	38,019
Tele	14,706
Taxes	1,025
Insurance	11,041

$ 242,081

2.

Related party transactions:

Certain directors of the Company were paid $300,566 during the year ended December 31, 2003 and $172,138 during the year ended December 31, 2002 (2001 - $33,846) for management, investor relations, accounting and administrative services. These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management

3.

Summary of securities issued and options granted during the year:

For common shares, refer to Schedule A, Note 9(a);

Stock options granted during the year:

Grant Date	Options	Exercise Price

March 13, 2003	75,000	$ 0.92
July 23, 2008	682,483	$ 1.13
December 9,2003	903,500	$ 2.50

4.

Summary of securities as at December 31, 2003;

Authorized share capital:	1,000,000,000 common shares with no par value
Shares issued and outstanding:	50,164,705
Summary of options, warrants and convertible securities outstanding:	Refer to Schedule A, Note 9(b) and 9(c)
Number of common shares held in escrow:	Nil
Number of common shares subject to pooling:	Nil

5.

Directors:

John A. McCluskey

Leonard Harris

James McDonald

Richard W. Hughes

Alan R. Hill (effective April 29, 2004)

Officers:

Chairman, CEO and President:

John A. McCluskey

Corporate Secretary:

Sharon L. Fleming

Chief Financial Officer:

Jon Morda, CA (effective February 12, 2004)

Vice-president Operations:

John Van De Beuken

ALAMOS GOLD INC.

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2004

________________________________________________________________________________

The following discussion and analysis is for the year ended December 31, 2003 compared with the year ended December 31, 2002. All funds are expressed in United States dollars, except where noted. Information is current to April 20, 2004.

Introduction

The following discussion and analysis of the operating results and financial position of Alamos Gold Inc. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 2: Basis of Accounting) in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). Differences between GAAP and U.S. GAAP applicable to the Company are described in Note 15 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Note to U.S. Investors

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations; they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  The Company has not completed a feasibility study on any of its properties at this time.

Highlights

In February, 2003, a predecessor to the Company (Alamos Minerals Ltd) completed a merger with National Gold Corporation (National), which the Company accounted for as an acquisition. This transaction resulted in a consolidation of ownership of the Salamandra Project (Salamandra), located in Sonora, Mexico. Prior to the merger, the Company had entered into a joint venture agreement with National for the development of Salamandra. In August 2003, the Company completed the placement of 8.5 million units at a price of CDN$1.45 per unit for net proceeds of $8,150,019, after related issue costs. Each unit consists of one common share in the capital of the Company and one-half of a transferable share purchase warrant.

Exploration work on Salamandra continued throughout 2003. The Company noted in a press release issued January 21, 2004 that its new resource model indicates 62.2 million tonnes of ore grading 1.51 grams per tonne at a 0.60 grams per tonne cut-off, for a total of 3,020,000 ounces of contained gold, classified as measured and indicated. A feasibility study to assess the economics of Salamandra has been commissioned and is expected to be out in the second quarter of 2004.

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. Management believes the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of gold improved from $278 per ounce at December 2001, to $347 per ounce at December 2002, to $417 at December 2003 and stands at $397 on April 20, 2004. At these levels, the price of gold should have a positive impact on the feasibility study for Salamandra. However, it is not possible to forecast future gold price trends, their impact on the feasibility study for Salamandra, or future results from operations.

Merger

A predecessor of the Company (Alamos Minerals Ltd) merged with National pursuant to a share exchange agreement, whereby the former shareholders of the predecessor company received one new share for each two shares held, and National shareholders received one new share for each 2.352 shares held in National. The Company accounted for the merger as an acquisition of National. The Company assumed all the assets and liabilities of the merged companies, effective February 2003 and continued to carry on the business of both predecessor companies.

Operating Activities

The Company recorded net loss for 2003 of $1.9 million ($.05 per share), compared with $440,205 in 2002 ($0.04 per share).  Net losses were affected by higher legal and accounting charges; office and administration, and interest expense, partly offset by higher interest income earned on cash balances and a gain on foreign exchange. Increased costs relate, in part, to the acquisition of National in February 2003.

Increased costs reflect the merger of operations of the Company and National in February 2003, and the availability of additional funds for corporate purposes following the private placement issue in August, 2003. Administration costs increased from $42,254 in 2002 to $242,081 in 2003 (2001 - $29,759) due to the addition of executive staff upon completion of the merger with National. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $381,249 from $196,840 in 2002 to comply with increased regulatory requirements. The Company continued with the SEC registration processes formerly undertaken by National, with the expectation of obtaining a U.S. exchange listing in the future. Travel and accommodation increased from $13,105 to $86,892 due to increased travel to Mexico as the exploration activities increased during the year, and travel relating to investor presentations as a consequence of the merger. Shareholder communications costs also increased from $26,667 to $49,333 as a consequence of merger-related interest from investors.

Non-cash compensation expenses of $403,989 (2002 - $nil) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. An additional amount of $303,694 was recorded as an expenditure on Unproven Properties, as that grant of options was to exploration personnel whose compensations are capitalized to the relevant mineral project.  Accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 9 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest expense of $362,180, net of interest income of $24,645, (net $337,535) reflected charges on a CDN$5.7 million Note issued in January2003, while in the comparable prior years, the Company earned interest income of $4,163 in 2002 and $13,734 in 2001 on cash balances.

Summary of Quarterly Results

Net Loss by Quarter
	Qu1	Qu2	Qu3	Qu4	Total
	$	$	$	$	$
2003	116,342	316,255	520,575	980,701	1,933,873
Per share	0.01	0.01	0.01	0.02	0.05
2002	72,383	81,985	65,086	220,751	440,205
Per share	0.01	0.01	0.00	0.02	0.04

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to the merging of Alamos Minerals Ltd and National Gold Corporation in February 2003 and increase in funding for corporate purposes. As Alamos accounted for the merger as an acquisition of National, National’s comparative accounts are not reflected in these financial statements. However, for reference purposes, National had recorded a loss of CDN $3.0 million in 2002.

Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $403,989, reflecting the value of the grant of stock options to certain personnel, was recorded in the fourth quarter of 2003. The Company expects to record approximately $300,000 in quarterly corporate operating costs in 2004, exclusive of interest expense and foreign exchange adjustments.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and a Note payable, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at their fair market value in United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the United States dollar. In 2003, the Company recorded a loss of $158,031, while in 2002 a gain of $15,496 was recorded. The loss was mainly attributed to a translation loss on the H. Morgan loan, denominated in Canadian dollars, as the Canadian dollar strengthened 20% during the year against the United States dollar. The loss on the loan was partially offset by a gain on the Company’s cash holdings in Canadian dollars. The Company minimizes its foreign exchange risk by maintaining low account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing a mine at Salamandra will be denominated in pesos. Once mine development costs are known and purchase commitments made, the Company may acquire pesos directly or through derivative positions, to lock-in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during the year to $13.5 million from $3.5 million in 2002. The increased activity reflects the Company’s acquisition of the Salamandra project in the amount of $10.7 million pursuant to the acquisition of  National. The Salamandra project is an advanced-stage exploration project in northern Mexico. During 2003, the Company conducted extensive sampling and drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit. Expenditures on field work and supplies increased from $415,963 to $846,334, due to increased drilling and site work.

As well, geological work, including consulting geologists fees, increased to $666,342 from $178,333, which includes a $303,694 charge for stock-based compensation, due to additional work leading to an interim resource model for a feasibility study. An updated resource model was provided by the Company in January, 2004. A feasibility study was commissioned to assess the economic potential of Salamandra, at a cost to date of $254,989. The feasibility study will determine what portion of this resource can be economically mined.  The Company also incurred property taxes and surface rights payments in the amount of $471,920 in 2003, the first year it held title to the property following the merger with National.

Work on the Salamandra feasibility study is expected to be completed in the first half of 2004. Future development of the Salamandra deposit may be dependent upon obtaining adequate financing. The Company completed in April, 2004 a CDN$30 million private placement equity to fund ongoing development at Salamandra. With the required mining permits already in hand, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study contemplates a standard open pit heap leach mining project.

Management has conducted an extensive review of its mineral property accounts. Its La Fortuna project, is currently carried at $1 million, and the Company has determined that the carrying value is appropriate based on its assessment of realizable value.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation of its financial statements is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs under Canadian GAAP, in each of those years. For the purposes of US GAAP, these expenditures have been charged to the Statement of Loss and Deficit in the period incurred (see Note 15 to the Financial Statements).

Capital Resources and Liquidity

The Company’s financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $6.3 million (after taking into account the current portion of a Note payable), an increase from a working capital deficiency of $0.9 million on December 31, 2002. The most significant component of the change in working capital was the increase in cash and short-term investments by $8.5 million over 2002, exclusive of restricted cash in the amount of $0.7 million relating to letters of credit (Note 13(b)).  Payables increased from $123,393 in 2002 to $536,069 in 2003 in response to increased exploration activities.

The increase in cash and short-term investments resulted primarily from funds received from a brokered placement of 8.5 million units at a price of CDN$1.45 per unit for gross proceeds of $8,150,000. Each unit consists of one common share in the capital of the Company and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of CDN$1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003. In addition, the Company received $4.6 million upon the exercise of 7,269,895 share purchase warrants. In 2003, prior to the merger, Alamos Minerals had received $1.1 million from the exercise of 7,078,617 share purchase warrants. Almost $1 million was raised in 2003 from the exercise of 1,075,383 share purchase options (2002 – nil)

The Company completed a debt financing with H. Morgan & Company, whereby a Note for a total of CDN$5.7 million was issued to the Company for a term of 61 months, subject to prepayment terms. These funds were used to prepay the outstanding debentures issued by National pursuant to the Asset Purchase Agreement on Salamandra. Prepayment of the debentures reduced the amount due under the debentures (CDN$7.5 million) by CDN$1.9 million. Interest is payable on the Note at 12% per annum.  During the quarter ended September 30, 2003, the Company repaid 50% of the Note and is entitled to prepay any amount up to the total amount of the principal of the Note after January 30, 2005.

The Company is adequately funded to carry out further development work at Salamandra in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $3 million budget for additional exploration in and around Salamandra. The Company has committed to acquiring a crushing and conveying unit for Salamandra for $1 million. It is currently reviewing opportunities to acquire refurbished haulers, loaders and related mining equipment, as well as a previously owned gold recovery plant. With the price of gold near a 15-year high, and continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Salamandra project. The Company will seek to secure debt financing for part of the Salamandra construction costs, if it can be obtained at reasonable cost and terms.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 9(d) to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative acceptable policy could be to expense such costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or expense such costs until a mineral reserve has been established (which is the procedure prescribed by the Securities and Exchange Commission in the United States). Management is of the view that its current policy is appropriate for the Company at this time. The Company assesses whether an impairment exists in any of its exploration projects, and writes down that project to its estimated recoverable amount when such impairment is found to exist. A write-down of a project does not necessarily mean the project is or will be abandoned or sold, or that the project has no further merit, but could result from the Company’s decision not to advance the project at that time, due to poor initial results or lack of funds. No writedowns were recorded during 2003.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for commitments described in the attached table.

Commitments Table (by period) ($)

Year:	2004	2005-7	2008+
Long-term debt (1)	260,000	780,000	2,240,000
Land lease payments (2)	52,000	155,000	52,000 pa
Water rights	310,000
Land tax	225,000	675,000	225,000 pa
Legal services	300,000
Equipment purchases (3)	1,000,000

(1)

At current exchange rates; prepayment principal and accrued interest at the option of the Company after February, 2005; includes interest and principal

(2)

Based on current land use requirements.

(3)

The Company is seeking additional equipment and will make purchase commitments in line with the requirements of a feasibility study expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

Related Party Transactions

Details of related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

Outstanding Share Data

The Company has one class of common shares: as at April 20, 2004, there were 61,721,439 common shares outstanding.

The Company has a stock option plan: as at April 20, 2004, there were 2,150,760 stock options outstanding, all of which have vested.

The Company has outstanding as at April 20, 2004 9,858,845 share purchase warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company's financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to lock in gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is appropriate. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. Consequently, its actual mineral resources may differ from that outlined in a feasibility study in both tonnage and grade from that predicted from sampling, drilling and statistical procedures used to estimate ore tonnage, grade and waste. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed. Should the Company elect to place the Salamandra deposit into production, it is exposed to potential for cost overruns from those predicted in a feasibility study due to adverse prices of commodities or labour due to shortages or inflation, or that processes may take longer than budgeted. Future operating profit from a mining operation may not be as predicted in a feasibility study due to variances in tonnage and grade of ore, unanticipated operating costs due to unavailability of materials or labour, inflation, mining conditions relating to rock mechanics and environmental conditions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

May 24, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary